Exhibit 11.2

COGNOS INCORPORATED

Computation of Earnings Per Share
in accordance with United States Generally Accepted Accounting Principles
(US$000s, except share amounts)

	Year Ended

	February 28, 2003	February 28, 2002	February 28, 2001

Basic
Net income	$73,144	$19,408	$64,260

Weighted average number of shares
outstanding	87,936	87,807	87,324

Net income per share	$0.83	$0.22	$0.74

Diluted Net Income per Share
Net income	$73,144	$19,408	$64,260

Weighted average number of shares	87,936	87,807	87,324
Dilutive effect of stock options	2,595	2,654	4,649

Adjusted weighted average number
of shares	90,531	90,461	91,973

Diluted net income per share	$0.81	$0.21	$0.70

95